Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Tele2 AB
Subject Company: Com Hem Holding AB
Commission File No.: 000-30918

FULL YEAR AND FOURTH QUARTER 2017 REPORT

Q4 2017 HIGHLIGHTS
■     Full year guidance exceeded on both EBITDA and operating cash flow1)
■     Mobile end-user service revenue growth of 8 percent like-for-like2), including the Netherlands
■     EBITDA growth of 7 percent in Sweden and the Baltics together, like-for-like2)
■     Full year free cash flow from total operations of SEK 2.5 billion, fully covering the dividend proposed by the Board of Directors of SEK 4.00 per share for financial year 2017
■     Agreement with Deutsche Telekom to combine Dutch operations and create a stronger customer champion in the Netherlands, subject to regulatory approval
■     Agreement to merge Tele2 and Com Hem announced shortly after the end of the quarter

Key Financial Data
	Q4			FY
SEK million	2017	2016	%	2017	2016	%
Net sales	6,642	6,340	5	25,024	21,190	18
Net sales, like-for-like2)	6,642	6,611	0	25,024	24,401	3
Mobile end-user service revenue	3,437	3,271	5	13,503	12,226	10
Mobile end-user service revenue, like-for-like2)	3,437	3,276	5	13,503	12,754	6
EBITDA	1,527	1,461	5	6,407	5,408	18
EBITDA, like-for-like2)	1,527	1,477	3	6,407	5,771	11
EBIT	766	622	23	3,564	2,528	41
EBIT excluding items affecting comparability (Note 2)	817	849	–4	3,821	3,250	18
Net profit	952	204	367	2,672	1,601	67
Earnings per share, after dilution (SEK)	1.50	0.77	95	5.03	4.20	20
Operating cash flow, rolling 12 months1)	4,471	3,089	45	4,471	3,089	45

Key Financial Data including the Netherlands
	Q4			FY
SEK million	2017	2016	%	2017	2016	%
Net sales, like-for-like2)	8,127	8,200	–1	30,965	30,456	2
Mobile end-user service revenue, like-for-like2)	4,007	3,716	8	15,564	14,295	9
EBITDA, like-for-like2)	1,692	1,428	19	6,793	5,523	23
Operating cash flow, rolling 12 months1)	3,875	1,403	176	3,875	1,403	176
1) Operating cash flow (OCF) is a non-IFRS measurement defined by Tele2 as EBITDA less CAPEX, with CAPEX as reported in the CAPEX segment split on page 19.
2)     Like-for-like (LFL) is a non-IFRS measurement calculated at constant currency and pro forma for TDC in Sweden and Altel in Kazakhstan, which means that figures before the acquisition of TDC on October 31, 2016 and Altel on February 29, 2016 are included from the beginning of the current period and in comparative periods.  Figures have not been reviewed by the company’s auditors.

Net sales Q4 2017 6,642 SEK million	EBITDA Q4 2017 1,527 SEK million

Continuing operations
Figures presented in this report refer to Q4 2017 and continuing operations unless otherwise stated.  Figures shown in parentheses refer to the comparable periods in 2016.  Tele2 Austria and Tele2 Netherlands are reported as discontinued operations, with comparative figures represented.  Discontinued operations also include the former operations in Italy and Russia.  See Note 10.

Tele2 - Full Year and Fourth Quarter 2017 1 (34)

CEO Word, Q4 2017

The fourth quarter concludes an extraordinary year for the Tele2 Group.  The transformation of the Group to reach our strategic ambition is running at full speed alongside strong organic business momentum, driven by insatiable demand for mobile data, and cost control.

We are also concluding the end of the investment cycle in our Investment Markets through the business combination with T-Mobile in the Netherlands, which we announced in December.  This gives us the opportunity to be part of a future customer champion with sustainable strength to fight the Dutch market duopoly.  Meanwhile fearless commercial propositions produced growth and rising profitability in the Swedish consumer segment and in the Baltics, despite the headwinds of Roam Like at Home (RLAH).  Tele2 Sweden, already a one-stop shop for business customers following the integration of TDC Sweden, is now ready for the next big step in 2018 as we plan to merge with Com Hem to create a truly integrated connectivity provider.
Mobile end-user service revenue grew by 5 percent in the quarter, like-for-like, or 8 percent when including the Netherlands which is now reported as a discontinued operation.  We thus met our full-year objective of high-single digit growth, by having a relentless focus on offering more value to customers who are hungry for mobile data.  Data consumption by consumers on our Tele2 brand in Sweden increased by over 60 percent in Q4, more than doubled in the Baltics and quadrupled in the Netherlands.
In Sweden, our consumer mobile end-user service revenue grew by 2 percent, and by 3 percent excluding RLAH, driven again by very strong performance of the Comviq brand.  In B2B, the expected continuation of recent headwinds were accentuated by a decline in low-margin equipment revenue against a tough comp.  We expect this pressure to reduce somewhat in Q1, but more importantly I am pleased with great customer wins including an extended engagement with PostNord and a new contract with the Swedish Migration Agency.  Sweden’s EBITDA grew by 3 percent in the quarter, despite an impact from RLAH of SEK 70 million, as benefits from the Challenger Program and TDC synergies flowed through.
Our Baltic businesses ended the year with another quarter of strong growth, 9 percent on mobile end-user service revenue and 21 percent on EBITDA.  This was driven by successful take-up of our commercial propositions, designed to deliver increasing value to customers, and of costs, which have been well contained despite strong growth.
This momentum generated OCF in Sweden and the Baltics, our Baltic Sea Challenger business, of SEK 4.6 billion for the full year, corresponding to growth of 26 percent.
Our Investment Markets are now gradually moving into positive OCF, and during 2017 they consumed 77 percent less negative OCF than in 2016 including the Netherlands.
Kazakhstan had another strong quarter, with 18 percent growth in mobile end-user service revenue and an EBITDA margin of 28 percent, well on track towards our mid-term ambition of 30 percent.  4G population coverage reached 73 percent at the end of the year, and leading network quality keeps being an important foundation for our strategy.
Netherlands momentum also continued, with growth of 30 percent in mobile end-user service revenue.  Looking forward, the business combination with T-Mobile announced on December 15 significantly improves the ability of the business to take on the Dutch market duopoly, while also significantly bringing forward cash returns for the Tele2 Group and improving our risk profile.  Upon closing, the agreement entitles Tele2 to a 25 percent stake in the combined Dutch business and EUR 190 million in cash.

“This planned merger with Com Hem takes Tele2 into a new chapter and a new world of possibilities that will fearlessly liberate a more connected life for Swedish households, individuals and businesses of all sizes.”

Amid all these new developments it is also time to draw conclusions from an older but equally important one.  The Challenger Program, which I launched in 2014, exceeded its goal run-rate of SEK 1 billion in the fourth quarter, and delivered on its purpose of driving productivity and competitiveness for the Group.  The program’s investments were lower than expected at SEK 728 million over the three years.  As it draws to a close, the mission for improved productivity and operational excellence will continue.  As a challenger, cost consciousness is in our DNA.  New initiatives that will improve our productivity and the cost to serve our customers have therefore already been initiated.
The integration of TDC is progressing well and we are approaching our target run-rate benefits of around SEK 300 million, originally our four-year target, only one year after the acquisition.  In 2018 we will therefore look for further opportunities beyond our earlier target level, and we believe this is achievable with a lower integration cost than the SEK 750 million previously communicated.
For 2018 we are guiding for mid-single digit mobile end-user service revenue growth, EBITDA of SEK 6.5 to 6.8 billion and CAPEX of SEK 2.1 to 2.4 billion for the full year, excluding the Netherlands.  However, this does not include our greatest opportunity, as we are now looking forward to one of the most complementary mergers of assets that could possibly be found in our industry, with Com Hem, today a high-quality customer oriented leader in its segment.  Besides a stronger customer offer and better growth prospects, we will also broaden our cash flow base and long-term dividend capacity.  The Board is therefore introducing a policy of a dividend to rise over time, from today’s levels, and a continued principle of returns of any excess cash.
This planned merger with Com Hem takes Tele2 into a new chapter and a new world of possibilities that will fearlessly liberate a more connected life for Swedish households, individuals and businesses of all sizes.  As a result, we will deliver sustainable value creation for years to come, for our customers, employees and shareholders alike.  I am immensely proud of the whole Tele2 team, who have contributed to this quite extraordinary year, and look forward to exciting times ahead as we further execute on our strategic ambitions.

Allison Kirkby
President and CEO

Tele2 - Full Year and Fourth Quarter 2017 2 (34)

Financial overview

Tele2’s financial performance is driven by a consistent focus on developing mobile services on own infrastructure, complemented in certain countries by fixed broadband services and B2B offerings.  In addition, the Group concentrates on maximizing the return from legacy fixed line services.

Net customer intake amounted to –32,000 (–129,000) customers in Q4 2017.  The customer net intake in mobile services amounted to –12,000 (–107,000), mainly related to seasonal effects in Sweden and Croatia.  The fixed broadband customer base decreased by –4,000 (–5,000), with declines in Sweden and Germany.  As expected, the number of fixed telephony customers fell by –16,000 (–17,000), in line with the market trend.  On December 31, 2017, the total customer base amounted to 15,347,000 (15,011,000).

Net sales in Q4 2017 amounted to SEK 6,642 (6,340) million.  The increase in net sales is mainly explained by the inclusion of TDC in Sweden and strong mobile end-user service revenue growth in Kazakhstan and the Baltics.

Mobile end-user service revenue in Q4 2017 amounted to SEK 3,437 (3,271) million.  The increase compared to last year is mainly related to customer and ASPU growth in Kazakhstan and the Baltics as well as the inclusion of TDC Sweden.

EBITDA in Q4 2017 amounted to SEK 1,527 (1,461) million, which is equivalent to an EBITDA margin of 23 (23) percent.  The increase in EBITDA compared to last year is mainly related to the inclusion of TDC in Sweden, Challenger Program benefits, as well as higher profitability levels in Kazakhstan and the Baltics.  These positive contributions were partly offset by a provision for doubtful receivables of SEK –89 million in Croatia (Note 2).

EBIT in Q4 2017 amounted to SEK 766 (622) million and SEK 817 (849) million excluding items affecting comparability.  EBIT was negatively affected by items affecting comparability totaling SEK –51 (–227) million, consisting of costs related to the Challenger Program, integration costs for TDC in Sweden, and acquisition costs related to the Com Hem merger (Note 2).

Profit before tax in Q4 2017 amounted to SEK 647 (424) million.  The improvement compared to last year is primarily explained by a higher EBIT and a lower negative impact from financial items.

Net profit in Q4 2017 was SEK 952 (204) million.  Reported tax for Q4 2017 amounted to SEK 305 (–220) million, positively impacted by a reassessment of the previously not recognized deferred tax assets in Kazakhstan (Note 4).  Tax payments affecting cash flow amounted to SEK –126 (–86) million during the quarter.

CAPEX in Q4 2017 amounted to SEK 662 (763) million.  Lower investments compared to last year relates to Sweden and Kazakhstan.

Free cash flow from total operations in Q4 2017 amounted to SEK 231 (394) million.

Net debt amounted to SEK 10,474 (10,628) million and economic net debt amounted to SEK 9,770 (10,437) million on December 31, 2017 and December 31, 2016 respectively, or 1.51 times 12 months rolling EBITDA.  Tele2’s available liquidity amounted to SEK 10,737 (10,042) million.

Net loss from discontinued operations in Q4 2017 includes a goodwill impairment loss of SEK –1,194 million related to the cash generating unit Netherlands.

Net sales and Mobile end-user service revenue	EBITDA/EBITDA margin
SEK million	SEK million/Percent

Tele2 - Full Year and Fourth Quarter 2017 3 (34)

FINANCIAL SUMMARY

SEK million	Q4 2017	Q4 2016	FY 2017	FY 2016
Mobile
Net customer intake (thousands)	–12	–107	428	176
Net sales	5,632	5,370	20,955	18,744
EBITDA	1,417	1,247	5,791	4,865
EBIT excl. items affecting comparability (Note 2)	863	746	3,821	2,996
CAPEX	456	485	1,357	1,677

Fixed broadband
Net customer intake (thousands)	–4	–5	–21	–19
Net sales	320	309	1,351	891
EBITDA	36	59	184	148
EBIT excl. items affecting comparability (Note 2)	–31	3	–81	17
CAPEX	54	38	159	80

Fixed telephony
Net customer intake (thousands)	–16	–17	–70	–95
Net sales	128	163	546	661
EBITDA	55	63	226	251
EBIT excl. items affecting comparability (Note 2)	53	60	217	234
CAPEX	6	3	12	12

Other operations
Net sales	562	498	2,172	894
EBITDA	19	92	206	144
EBIT excl. items affecting comparability (Note 2)	–68	40	–136	3
CAPEX	146	237	408	550

Total
Net customer intake (thousands)	–32	–129	336	62
Net sales	6,642	6,340	25,024	21,190
EBITDA	1,527	1,461	6,407	5,408
EBIT excl. items affecting comparability (Note 2)	817	849	3,821	3,250
EBIT	766	622	3,564	2,528
CAPEX	662	763	1,936	2,319

EBT	647	424	2,934	2,517
Net profit	952	204	2,672	1,601
Cash flow from operating activities, total operations	1,074	1,337	5,732	5,017
Cash flow from operating activities, continuing operations	1,182	1,412	5,404	5,620
Free cash flow, total operations	231	394	2,519	1,217
Free cash flow, continuing operations	536	778	3,148	3,483

Net sales per services area, Q4 2017	Net sales per country, Q4 2017

Tele2 - Full Year and Fourth Quarter 2017 4 (34)

Financial guidance

Tele2 AB gives the following guidance for 2018 for continuing operations in constant currencies:

■     Mobile end-user service revenue growth of mid-single digits
■     EBITDA between SEK 6.5 and 6.8 billion
■     CAPEX between SEK 2.1 and 2.4 billion (excluding spectrum investments)

Dividend
For the financial year 2017, the Board of Tele2 AB has decided to recommend an ordinary dividend payment of SEK 4.00 per ordinary A and B share to the Annual General Meeting (AGM) in May 2018.

Financial targets following merger with Com Hem
Pursuant to the announcement on January 10 of the proposed merger with Com Hem, the Board of Directors of Tele2, together with Tele2’s management, have considered appropriate financial targets for the combined entity and agreed on below framework.  Subsequent to the completion of the merger, the Tele2 management team will together with the Tele2 Board of Directors refine and possibly adapt these targets.

Shareholder remuneration:  Following completion of the merger, the combined entity will remain committed to covering shareholder remuneration with equity free cash flow and to returning excess capital to shareholders.  It is envisaged that the combined entity will increase shareholder remuneration relative to Tele2’s level today and grow it over time.

Capital structure:  The combined entity will be committed to a credit profile consistent with an investment grade credit rating and to maintain the current leverage target of 2.0–2.5x over the medium term.

The Challenger Program
A group-wide program focused on increasing productivity was launched at the end of 2014.  The program has built over 3 years and exceeded its target level of SEK 1 billion on an annualized run-rate basis in the fourth quarter of 2017.  Thus, it is expected to result in more than SEK 1 billion of benefits in 2018 compared to the 2014 baseline, including the now discontinued operations in the Netherlands and Austria.  Program investments amounted to SEK 728 million over 3 years, lower than the forecasted SEK 1 billion.  Program investments have been reported as items affecting comparability, with an impact on EBIT.  The Challenger Program ended on 31 December, 2017.  For more details, see Note 2.

Tele2 - Full Year and Fourth Quarter 2017 5 (34)

Overview by country

Constant currency basis

Net Sales							EBITDA
SEK million	2017 Q4	2016 Q4	Growth	2017 FY	2016 FY	Growth	SEK million	2017 Q4	2016 Q4	Growth	2017 FY	2016 FY	Growth
Sweden	4,210	4,029	4%	15,896	13,195	20%	Sweden	1,077	1,028	5%	4,329	3,836	13%
Lithuania	524	486	8%	1,949	1,716	14%	Lithuania	162	126	29%	667	576	16%
Latvia	323	263	23%	1,152	1,013	14%	Latvia	111	88	26%	414	323	28%
Estonia	195	189	3%	732	705	4%	Estonia	47	49	–4%	178	171	4%
Kazakhstan	712	663	7%	2,727	2,251	21%	Kazakhstan	198	89	122%	649	231	181%
Croatia	456	442	3%	1,674	1,570	7%	Croatia	–62	22	–382%	67	105	–36%
Germany	148	176	–16%	612	720	–15%	Germany	75	81	–7%	269	301	–11%
Other	74	60	23%	282	230	23%	Other	–81	–23	–252%	–166	–98	–69%
Total, constant FX	6,642	6,308	5%	25,024	21,400	17%	Total, constant FX	1,527	1,460	5%	6,407	5,445	18%
FX effects		32	0%		–210	1%	FX effects		1	0%		–37	1%
Total	6,642	6,340	5%	25,024	21,190	18%	Total	1,527	1,461	5%	6,407	5,408	18%

BALTIC SEA CHALLENGERS

Sweden
The mobile market continued to be competitive in the fourth quarter, with intense campaigning in both bundled and SIM only segments.  Additional competing brands started to use introduction discounts as a customer acquisition tool.
Growth of mobile data usage continued to accelerate in the quarter, creating good demand for large data bundles.  Customer intake was similar to the corresponding quarter last year, with a decline in prepaid and mobile broadband partly compensated for by growth in postpaid customers.
Total net sales declined by 3 percent like-for-like, to SEK 4,210 million (SEK 3,294 million for Tele2 excluding the contribution from TDC and SEK 1,038 million for TDC in Q4 2016), due to effects of RLAH and continued decline in fixed-line services.
Mobile end-user service revenue declined by 1 percent like-for-like, but grew 1 percent excluding the effects of RLAH.
EBITDA increased by 3 percent, like-for-like, to SEK 1,077 million (SEK 941 million for Tele2 excluding contribution from TDC and SEK 104 million for TDC in Q4 2016), despite a negative effect of SEK 70 million due to RLAH, as integration synergies and benefits from the Challenger Program exceeded the effect of declining fixed-line service revenue.  Mobile EBITDA increased to SEK 961 million and the EBITDA margin improved to 29 (27) percent.

Sweden Consumer
Consumer mobile end-user service revenue grew by 2 percent, or 3 percent adjusted for RLAH effects.  Comviq postpaid, the largest contributor to growth, repeated its successful Christmas campaign concept for the fourth consecutive year, again with a record customer intake.  For the Tele2 brand, customer momentum is gradually improving under the Power 2 campaign, and revenue from the brand was unchanged.  Revenue from the prepaid segment declined.
Demand for larger data buckets continued and data consumption on the Tele2 brand grew by more than 60 percent to an average of 7.3 GB per month.

Sweden B2B
The B2B market continued to be price competitive, affecting both fixed and mobile service revenue.
The Large Enterprise segment reported a 10 percent decline in net sales, like-for-like, as a result of price competition, RLAH and due to high equipment revenue in Q4 2016.  A period of low customer additions earlier in 2017 continue to have an impact on revenue, however all major existing contracts up for renewal were retained in the quarter, combined with significant new customer additions including the Swedish Migration Agency and an extended contract with PostNord.
Synergies from the TDC integration continued to develop ahead of its time plan.  Accumulated synergies amounted to SEK 209 million for the full year, with SEK 72 million recognized in the fourth quarter.  The annualized run-rate level of synergies is approaching the four-year target of SEK 300 million, with scope to possibly raise the target level during 2018.  The cost for the integration program is estimated to be lower than the previously forecasted SEK 750 million.

Lithuania
Tele2 continued its data monetization strategy with gradual renewals of its commercial propositions in the different segments of the customer base, resulting in mobile end-user service revenue growth of 7 percent in local currency, with particularly strong growth in the B2B segment.
A JV for the development of mobile payments solutions was formed in December between Tele2 and the other two mobile network operators, following approval by the European Commission.  The service will be offered to both consumer and business customers in Lithuania.
The EBITDA margin increased to 31 (26) percent driven by revenue growth and cost control, and due to lower investments in growth in mobile broadband compared to the high levels in Q4 2016.
Tele2 was named the country’s most transparent company by Transparency International Lithuania, based on a review of organizational, financial and anti-corruption transparency among all of the country’s large companies.

Tele2 - Full Year and Fourth Quarter 2017 6 (34)

BALTIC SEA CHALLENGERS CONT.

Latvia
The competition was mainly focused on handset campaigns by operators and handset vendors, driving equipment revenue in the market.  In the price-oriented market segment there were aggressive win-back offerings by the competition in the quarter.
At 14 percent growth in local currency, the strong trend of recent quarters in mobile end-user service revenue was sustained.  Positive customer dynamics were driven by intake of B2B customers, partly offset by prepaid seasonality.
EBITDA growth of 26 percent was driven by higher revenue, with the margin largely constant compared to Q4 2016.

Estonia
The market continued to be characterized by aggressive telemarketing but without significant changes to list prices.  Tele2 responded with campaigns that included attractive hardware offerings, with positive results towards the end of the quarter.
Tele2’s digital brand Snäpp – an online-only business – was awarded best website for digital sales at Digitegu 2017.
Mobile end-user service revenue grew by 4 percent in local currency despite tough competition and the effects of RLAH, while the EBITDA margin was affected by low margin equipment sales and campaign costs, as well as higher costs for RLAH.

INVESTMENT MARKETS

Kazakhstan
There were few changes to list prices in the quarter but strong competition in introduction offerings with large upfront discounts for the first month of service, some of which have continued into Q1.
Tele2 grew strongly with mobile end-user service revenue 26 percent higher versus Q4 2016, in local currency, driven by a continued shift towards higher-ASPU bundles.  Network quality is another important driver, with the market leading 4G population coverage reaching 73 percent.  In the quarter, a Tele2-branded smartphone named Tele2 Urban was launched, selling for KZT 29,900 and coming with an Android operating system.
The EBITDA margin increased to 28 (13) percent, driven mainly by improved scale, successful cost management and a higher-margin product mix.
Tele2 Kazakhstan made a first repayment of the shareholder loan through a KZT 3.3 billion payment to Tele2 Group in the quarter.

Croatia
Competition was mainly focused on offering more-for-more, including some competitors adding value in the form of fixed-line and content services.  Tele2 remains the only operator offering Unlimited on consumer postpaid and mobile broadband.
The subscriber development was affected as usual in Q4 by the seasonal decline in prepaid, while there was continued growth in both the postpaid consumer and mobile broadband segments.
Growth in mobile end-user service revenue of 9 percent in local currency was driven by postpaid consumer and mobile broadband
The reported EBITDA of SEK –62 million was negatively affected by a provision for doubtful receivables of SEK –89 million, as further described in Note 2.  Excluding the provision, the EBITDA margin would have been 6 (5) percent.

CASH GENERATOR

Germany
The decline of the customer and revenue base continued as expected, although still producing a cash flow at higher levels than anticipated.
The EBITDA margin was 51 (46) percent in the quarter, as the revenue decline was compensated for by lower fixed termination rates and a reduction of indirect costs as a result of continuous savings initiatives.

Tele2 - Full Year and Fourth Quarter 2017 7 (34)

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors.  The risk factors considered to be most significant to Tele2’s future development are insufficient spectrum availability, changes in regulatory legislation, market dynamics, failure to deliver on strategic transformation initiatives, operations in Kazakhstan, failure of network IT and infrastructure, data protection and cyber security, instability in partnerships and Joint Ventures, unstable geopolitical conditions, and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets.  Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations.  Please refer to Tele2’s annual report for 2016 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.
The Supreme Court of the Netherlands as the final instance found in 2016 that mobile contracts that are bundled with a free or discounted device are to be treated as consumer credit or installment purchases.  Accordingly, such contracts are subject to the Dutch consumer credit law.  Contracts that do not comply with the new consumer credit regulations can be rescinded.  As of May 1, 2017, the indirect sales partner of Tele2 Netherlands is the customer’s contracting party for the sale of the handset, and Tele2 is the offeror of the handset credit.  As a consequence, sales of handsets by indirect sales partners are not reported as revenue by Tele2.  In addition, the consumer credit regulations may potentially have an adverse effect on sales of subscriptions bundled with handsets in the market going forward.
On April 25, 2017, the European Commission initiated an investigation on the premises of Tele2 in Kista about possible anti-competitive cooperation between operators in the mobile market and/or possible abuse of collective dominant position.  Similar investigations were simultaneously initiated towards other Swedish mobile network operators.

Subsequent events
On January 10, it was announced that Tele2 and Com Hem will merge to create a leading integrated connectivity provider.  The merger is subject to regulatory approval by the relevant competition authorities and is therefore expected to close during H2 2018.  The completion of the merger is subject to approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings.  At completion of the merger, Anders Nilsson will become the CEO of Tele2.  More information about the merger can be found in Note 10.

Tele2 AB (publ) Annual General Meeting 2018
The 2018 Annual General Meeting will be held on May 21, 2018 in Stockholm.  Shareholders wishing to have a matter considered at the Annual General Meeting should submit their proposals in writing to agm@tele2.com or to legal counsel Katarina Areskoug, Tele2 AB (publ), P.O. Box 62, SE 164 94 Kista, Sweden, at least seven weeks before the Annual General Meeting for the proposal to be included in the notice to the meeting.  Further details on how and when to register will be published in advance of the Annual General Meeting.

Nomination committee for the 2018 Annual General Meeting
In accordance with the resolution of the 2017 Annual General Meeting, Mike Parton, Chairman of the Board of Directors, has convened a Nomination Committee consisting of members appointed by the largest shareholders in terms of voting interest in Tele2 AB (publ) (“Tele2”).
The Nomination Committee comprises Mike Parton as Chairman of the Board of Directors; Cristina Stenbeck appointed by Kinnevik AB; John Hernander appointed by Nordea Funds and Martin Wallin appointed by Lannebo Funds.
The three shareholder representatives on the Nomination Committee have been appointed by shareholders that jointly represent approximately 51 percent of the total votes in Tele2.  The members of the Nomination Committee appointed Cristina Stenbeck as the Committee Chairman at their first meeting.
Information about the work of the Nomination Committee can be found on Tele2’s corporate website at www.tele2.com.  Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 should submit their proposal in writing to agm@tele2.com or to legal counsel Katarina Areskoug, Tele2 AB (publ), P.O. Box 62, SE 164 94 Kista, Sweden.

Auditors’ review report
This interim report has not been subject to specific review by the company’s auditors.

Other
The annual report for 2017 is expected to be released on March 28, 2018 and will be available on www.tele2.com.
Tele2 will release its financial and operating results for the period ending March 31, 2018 on April 23, 2018.

The Board of Directors and CEO declare that the full-year report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, February 2, 2018
Tele2 AB

Mike Parton
Chairman

Sofia Arhall Bergendorff	Anders Björkman	Georgi Ganev

Cynthia Gordon	Irina Hemmers	Eamonn O’Hare

Carla Smits-Nusteling

Allison Kirkby
President and CEO

Tele2 - Full Year and Fourth Quarter 2017 8 (34)

Q4 2017 PRESENTATION
Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CET (09:00 am GMT/04:00 am EST) on Friday, February 2, 2018.  The presentation will be held in English and also made available as a webcast on Tele2’s website:  www.tele2.com.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers
SE:  +46 (0) 8 5065 3942
UK:  +44 (0) 330 336 9412
US:  +1 323 794 2093

CONTACTS	APPENDICES
Erik Strandin Pers
Head of Investor Relations
Telephone:  +46 (0) 733 41 41 88

Tele2 AB
Company registration nr:  556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

VISIT OUR WEBSITE:  www.tele2.com

Income statement
Comprehensive income
Balance sheet
Cash flow statement
Change in equity
Number of customers
Net sales
Mobile external net sales split
EBITDA
EBIT
CAPEX
Five-year summary
Parent company
Notes

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.  We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it.  Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers.  Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions.  Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks.  Tele2 has been listed on the NASDAQ OMX Stockholm since 1996.  In 2017, Tele2 had net sales of SEK 25 billion and reported an operating profit (EBITDA) of SEK 6.4 billion.  For definitions of measures, please see the last pages of the Annual Report 2016.  Follow @Tele2group on Twitter for the latest updates.

Tele2 - Full Year and Fourth Quarter 2017 9 (34)

Income statement

SEK million	Note	2017 Full year	2016 Full year	2017 Q4	2016 Q4

CONTINUING OPERATIONS
Net sales		25,024	21,190	6,642	6,340
Cost of services provided	2	–14,886	–12,767	–4,049	–3,912
Gross profit		10,138	8,423	2,593	2,428

Selling expenses	2	–4,231	–3,728	–1,194	–1,100
Administrative expenses	2	–2,394	–2,198	–634	–704
Result from shares in joint ventures and associated companies		–	–	–1	–1
Other operating income		134	151	42	48
Other operating expenses		–83	–120	–40	–49
Operating profit, EBIT		3,564	2,528	766	622

Interest income/expenses	5	–292	–308	–78	–84
Other financial items	3	–338	297	–41	–114
Profit after financial items, EBT		2,934	2,517	647	424

Income tax	4	–262	–916	305	–220
NET PROFIT FROM CONTINUING OPERATIONS		2,672	1,601	952	204

DISCONTINUED OPERATIONS
Net loss from discontinued operations	10	–2,085	–3,865	–1,601	–388
NET PROFIT/LOSS		587	–2,264	–649	–184

ATTRIBUTABLE TO
Equity holders of the parent company		425	–1,962	–874	–105
Non-controlling interests		162	–302	225	–79
NET PROFIT/LOSS		587	–2,264	–649	–184

Earnings per share (SEK)	9	0.85	–4.34	–1.73	–0.18
Earnings per share, after dilution (SEK)	9	0.84	–4.34	–1.73	–0.18

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		2,510	1,903	727	283
Non-controlling interests		162	–302	225	–79
NET PROFIT/LOSS		2,672	1,601	952	204

Earnings per share (SEK)	9	5.04	4.20	1.50	0.77
Earnings per share, after dilution (SEK)	9	5.03	4.20	1.50	0.77

Tele2 - Full Year and Fourth Quarter 2017 10 (34)

Comprehensive income

SEK million	Note	2017 Full year	2016 Full year	2017 Q4	2016 Q4

NET PROFIT/LOSS		587	–2,264	–649	–184

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT/LOSS
Pensions, actuarial gains/losses		–29	–16	–6	87
Pensions, actuarial gains/losses, tax effect		6	3	1	–19
Components not to be reclassified to net profit/loss		–23	–13	–5	68

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT/LOSS
Exchange rate differences
Translation differences in foreign operations		232	1,094	513	66
Tax effect on above		18	–117	–68	–31
Reversed cumulative translation differences from divested companies	10	530	–	530	–
Translation differences		780	977	975	35
Hedge of net investments in foreign operations		–98	–149	–98	22
Tax effect on above		21	33	21	–5
Hedge of net investments		–77	–116	–77	17
Exchange rate differences		703	861	898	52

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments		–18	–83	–7	30
Reclassified cumulative loss to income statement		72	68	19	18
Tax effect on cash flow hedges		–12	3	–3	–11
Cash flow hedges		42	–12	9	37

Components that may be reclassified to net profit/loss		745	849	907	89

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		722	836	902	157

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		1,309	–1,428	253	–27

ATTRIBUTABLE TO
Equity holders of the parent company		1,130	–1,117	55	61
Non-controlling interests		179	–311	198	–88
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		1,309	–1,428	253	–27

Tele2 - Full Year and Fourth Quarter 2017 11 (34)

Balance sheet

SEK million	Note	Dec 31, 2017	Dec 31, 2016

ASSETS

NON-CURRENT ASSETS
Goodwill		5,517	7,729
Other intangible assets		4,106	5,821
Intangible assets		9,623	13,550
Tangible assets		8,577	14,376
Financial assets	5	774	1,324
Deferred tax assets	4	1,722	1,702
NON-CURRENT ASSETS		20,696	30,952

CURRENT ASSETS
Inventories		687	655
Current receivables		6,901	8,592
Current investments		3	21
Cash and cash equivalents	6	802	257
CURRENT ASSETS		8,393	9,525

ASSETS CLASSIFIED AS HELD FOR SALE	10	10,051	–

ASSETS		39,140	40,477

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		17,013	18,474
Non-controlling interests		–99	–278
EQUITY	9	16,914	18,196

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	11,513	9,030
Non-interest-bearing liabilities	4	1,200	1,066
NON-CURRENT LIABILITIES		12,713	10,096

CURRENT LIABILITIES
Interest-bearing liabilities	5	796	3,401
Non-interest-bearing liabilities		6,834	8,784
CURRENT LIABILITIES		7,630	12,185

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	10	1,883	–

EQUITY AND LIABILITIES		39,140	40,477

Tele2 - Full Year and Fourth Quarter 2017 12 (34)

Cash flow statement
(Total operations)

		2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

OPERATING ACTIVITIES
Operating profit from continuing operations		3,564	2,528	766	1,121	888	789	622	932
Operating loss from discontinued operations	10	–2,064	–3,847	–1,616	–106	–232	–110	–383	–2,836
Operating profit/loss		1,500	–1,319	–850	1,015	656	679	239	–1,904

Adjustments for non-cash items in operating profit/loss	10	5,138	6,192	2,416	866	917	939	964	3,381
Financial items paid/received		–286	–272	–133	–	–145	–8	–87	–80
Taxes paid		–485	–403	–126	–120	–133	–106	–86	–114
Cash flow from operations before changes in working capital		5,867	4,198	1,307	1,761	1,295	1,504	1,030	1,283
Changes in working capital		–135	819	–233	198	379	–479	307	451
CASH FLOW FROM OPERATING ACTIVITIES		5,732	5,017	1,074	1,959	1,674	1,025	1,337	1,734

INVESTING ACTIVITIES
CAPEX paid	7	–3,213	–3,800	–843	–669	–854	–847	–943	–896
Free cash flow		2,519	1,217	231	1,290	820	178	394	838
Acquisition and sale of shares and participations	10	661	–2,876	669	–	–8	–	–2,910	–10
Other financial assets		20	13	–	–	4	16	1	11
Cash flow from investing activities		–2,532	–6,663	–174	–669	–858	–831	–3,852	–895
CASH FLOW AFTER INVESTING ACTIVITIES		3,200	–1,646	900	1,290	816	194	–2,515	839

FINANCING ACTIVITIES
Change of loans, net	5	–46	1,350	–1,196	–526	1,389	287	–1,317	170
Dividends	9	–2,629	–2,389	–	–	–2,629	–	–	–
Acquisition of non-controlling interests	9	–	–125	–	–	–	–	–	–
New share issues	9	–	2,910	–	–	–	–	2,910	–
Cash flow from financing activities		–2,675	1,746	–1,196	–526	–1,240	287	1,593	170
NET CHANGE IN CASH AND CASH EQUIVALENTS		525	100	–296	764	–424	481	–922	1,009

Cash and cash equivalents at beginning of period		257	107	1,068	318	752	257	1,172	149
Exchange rate differences in cash and cash equivalents		20	50	30	–14	–10	14	7	14
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	802	257	802	1,068	318	752	257	1,172

Change in equity

		Dec 31, 2017			Dec 31, 2016
		Attributable to			Attributable to
SEK million	Note	equity holders of the parent company	non-controlling interests	Total equity	equity holders of the parent company	non-controlling interests	Total equity

Equity, January 1		18,474	–278	18,196	17,901	–	17,901
Net profit/loss for the year		425	162	587	–1,962	–302	–2,264
Other comprehensive income for the year, net of tax		705	17	722	845	–9	836
Total comprehensive income for the year		1,130	179	1,309	–1,117	–311	–1,428

OTHER CHANGES IN EQUITY
Share-based payments	9	27	–	27	1	–	1
Share-based payments, tax effect	9	6	–	6	1	–	1
New share issues	9	7	–	7	2,910	–	2,910
Taxes on new share issue costs	9	–2	–	–2	11	–	11
Dividends	9	–2,629	–	–2,629	–2,389	–	–2,389
Acquisition of non-controlling interests	9	–	–	–	469	489	958
Divestment to non-controlling interests	9	–	–	–	687	–456	231
EQUITY, END OF THE YEAR		17,013	–99	16,914	18,474	–278	18,196

Tele2 - Full Year and Fourth Quarter 2017 13 (34)

Number of customers

		Number of customers		Net intake
		2017	2016	2017	2016	2017	2017	2017	2017	2016	2016
by thousands	Note	Dec 31	Dec 31	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Sweden
Mobile		3,834	3,904	–70	–32	–40	13	10	–53	–41	36
Fixed broadband		51	62	–11	–11	–2	–3	–3	–3	–3	–2
Fixed telephony		130	163	–33	–33	–8	–7	–8	–10	–7	–9
Other operations		1	2	–1	–	–	–1	–	–	–	–
		4,016	4,131	–115	–76	–50	2	–1	–66	–51	25
Lithuania
Mobile		1,792	1,773	19	4	–3	20	8	–6	–16	38
		1,792	1,773	19	4	–3	20	8	–6	–16	38
Latvia
Mobile		952	945	7	–9	–16	14	12	–3	–23	21
		952	945	7	–9	–16	14	12	–3	–23	21
Estonia
Mobile		464	479	–15	–5	–5	–5	–	–5	–4	3
Fixed telephony		–	–	–	–3	–	–	–	–	–1	–
		464	479	–15	–8	–5	–5	–	–5	–5	3
Kazakhstan
Mobile		6,914	6,440	474	252	100	61	239	74	56	–18
		6,914	6,440	474	252	100	61	239	74	56	–18
Croatia
Mobile		841	801	40	16	–43	62	34	–13	–70	70
		841	801	40	16	–43	62	34	–13	–70	70
Germany
Mobile		142	169	–27	–50	–5	–6	–7	–9	–9	–13
Fixed broadband		35	45	–10	–8	–2	–3	–2	–3	–2	–2
Fixed telephony		191	228	–37	–59	–8	–8	–10	–11	–9	–13
		368	442	–74	–117	–15	–17	–19	–23	–20	–28
TOTAL
Mobile		14,939	14,511	428	176	–12	159	296	–15	–107	137
Fixed broadband		86	107	–21	–19	–4	–6	–5	–6	–5	–4
Fixed telephony		321	391	–70	–95	–16	–15	–18	–21	–17	–22
Other operations		1	2	–1	–	–	–1	–	–	–	–
TOTAL NUMBER OF CUSTOMERS AND NET INTAKE		15,347	15,011	336	62	–32	137	273	–42	–129	111
Acquired companies	10			–	1,988	–	–	–	–	200	–
Changed method of calculation				–	23	–	–	–	–	–	–
TOTAL NUMBER OF CUSTOMERS AND NET CHANGE		15,347	15,011	336	2,073	–32	137	273	–42	71	111

Tele2 - Full Year and Fourth Quarter 2017 14 (34)

Net sales

	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Sweden
Mobile	12,285	11,279	3,315	2,954	2,999	3,017	3,193	2,739
Fixed broadband	1,247	769	296	307	317	327	279	162
Fixed telephony	372	453	86	90	97	99	111	111
Other operations	1,995	695	515	482	509	489	447	83
	15,899	13,196	4,212	3,833	3,922	3,932	4,030	3,095
Lithuania
Mobile	1,969	1,703	530	507	484	448	487	440
	1,969	1,703	530	507	484	448	487	440
Latvia
Mobile	1,174	1,019	332	305	280	257	271	277
	1,174	1,019	332	305	280	257	271	277
Estonia
Mobile	692	646	185	173	181	153	173	170
Fixed telephony	3	4	1	–	1	1	1	1
Other operations	42	44	10	11	11	10	15	10
	737	694	196	184	193	164	189	181
Kazakhstan
Mobile	2,727	2,152	712	653	713	649	702	573
	2,727	2,152	712	653	713	649	702	573
Croatia
Mobile	1,681	1,529	457	462	407	355	439	405
	1,681	1,529	457	462	407	355	439	405
Germany
Mobile	337	382	83	82	85	87	94	94
Fixed broadband	104	122	24	27	26	27	30	31
Fixed telephony	171	204	41	41	43	46	51	49
	612	708	148	150	154	160	175	174
Other
Mobile	147	75	37	38	40	32	24	21
Other operations	135	158	37	36	32	30	36	44
	282	233	74	74	72	62	60	65
TOTAL
Mobile	21,012	18,785	5,651	5,174	5,189	4,998	5,383	4,719
Fixed broadband	1,351	891	320	334	343	354	309	193
Fixed telephony	546	661	128	131	141	146	163	161
Other operations	2,172	897	562	529	552	529	498	137
	25,081	21,234	6,661	6,168	6,225	6,027	6,353	5,210
Internal sales, elimination	–57	–44	–19	–16	–11	–11	–13	–14
Sweden, mobile	–3	–1	–2	–	–1	–	–1	–
Lithuania, mobile	–20	–16	–6	–5	–4	–5	–3	–5
Latvia, mobile	–22	–23	–9	–6	–3	–4	–8	–9
Estonia, mobile	–5	–1	–1	–2	–1	–1	–1	–
Croatia, mobile	–7	–	–1	–3	–2	–1	–	–
Other, other operations	–	–3	–	–	–	–	–	–
TOTAL	25,024	21,190	6,642	6,152	6,214	6,016	6,340	5,196

Tele2 - Full Year and Fourth Quarter 2017 15 (34)

Mobile external net sales split

	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Sweden, mobile
End-user service revenue	7,732	7,349	1,941	1,939	1,930	1,922	1,928	1,885
Operator revenue	841	875	200	222	216	203	212	220
Service revenue	8,573	8,224	2,141	2,161	2,146	2,125	2,140	2,105
Equipment revenue	3,110	2,420	1,026	642	703	739	902	479
Other revenue	599	634	146	151	149	153	150	155
	12,282	11,278	3,313	2,954	2,998	3,017	3,192	2,739
Lithuania, mobile
End-user service revenue	1,104	968	281	283	281	259	262	251
Operator revenue	223	220	57	59	55	52	57	54
Service revenue	1,327	1,188	338	342	336	311	319	305
Equipment revenue	622	499	186	160	144	132	165	130
	1,949	1,687	524	502	480	443	484	435
Latvia, mobile
End-user service revenue	686	600	181	181	170	154	159	158
Operator revenue	213	200	55	56	53	49	47	56
Service revenue	899	800	236	237	223	203	206	214
Equipment revenue	253	196	87	62	54	50	57	54
	1,152	996	323	299	277	253	263	268
Estonia, mobile
End-user service revenue	458	431	118	118	113	109	112	112
Operator revenue	79	79	20	21	20	18	21	22
Service revenue	537	510	138	139	133	127	133	134
Equipment revenue	150	135	46	32	47	25	39	36
	687	645	184	171	180	152	172	170
Kazakhstan, mobile
End-user service revenue	2,102	1,555	554	506	547	495	470	426
Operator revenue	601	513	151	142	160	148	160	143
Service revenue	2,703	2,068	705	648	707	643	630	569
Equipment revenue	24	84	7	5	6	6	72	4
	2,727	2,152	712	653	713	649	702	573
Croatia, mobile
End-user service revenue	937	866	242	249	232	214	222	231
Operator revenue	245	235	50	89	60	46	58	79
Service revenue	1,182	1,101	292	338	292	260	280	310
Equipment revenue	492	428	164	121	113	94	159	95
	1,674	1,529	456	459	405	354	439	405
Germany, mobile
End-user service revenue	337	382	83	82	85	87	94	94
	337	382	83	82	85	87	94	94
Other, mobile
End-user service revenue	147	75	37	38	40	32	24	21
	147	75	37	38	40	32	24	21
TOTAL, MOBILE
End-user service revenue	13,503	12,226	3,437	3,396	3,398	3,272	3,271	3,178
Operator revenue	2,202	2,122	533	589	564	516	555	574
Service revenue	15,705	14,348	3,970	3,985	3,962	3,788	3,826	3,752
Equipment revenue	4,651	3,762	1,516	1,022	1,067	1,046	1,394	798
Other revenue	599	634	146	151	149	153	150	155
TOTAL, MOBILE	20,955	18,744	5,632	5,158	5,178	4,987	5,370	4,705

Tele2 - Full Year and Fourth Quarter 2017 16 (34)

EBITDA

		2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Sweden
Mobile		3,809	3,436	961	975	922	951	869	978
Fixed broadband		154	127	28	48	38	40	51	37
Fixed telephony		109	109	26	27	31	25	23	24
Other operations		257	164	62	71	49	75	85	29
		4,329	3,836	1,077	1,121	1,040	1,091	1,028	1,068
Lithuania
Mobile		667	567	162	173	176	156	127	152
		667	567	162	173	176	156	127	152
Latvia
Mobile		414	318	111	119	96	88	88	90
		414	318	111	119	96	88	88	90
Estonia
Mobile		163	152	43	42	39	39	43	41
Fixed telephony		1	1	–	1	–	–	–	–
Other operations		14	15	4	4	3	3	6	4
		178	168	47	47	42	42	49	45
Kazakhstan
Mobile		649	221	198	169	160	122	92	79
		649	221	198	169	160	122	92	79
Croatia
Mobile	2	67	102	–62	80	30	19	22	49
		67	102	–62	80	30	19	22	49
Germany
Mobile		123	133	38	30	27	28	33	30
Fixed broadband		30	21	8	9	7	6	8	4
Fixed telephony		116	141	29	28	29	30	40	46
		269	295	75	67	63	64	81	80
Other
Mobile		–101	–64	–34	–20	–18	–29	–27	–14
Other operations		–65	–35	–47	17	–12	–23	1	4
		–166	–99	–81	–3	–30	–52	–26	–10
TOTAL
Mobile	2	5,791	4,865	1,417	1,568	1,432	1,374	1,247	1,405
Fixed broadband		184	148	36	57	45	46	59	41
Fixed telephony		226	251	55	56	60	55	63	70
Other operations		206	144	19	92	40	55	92	37
TOTAL		6,407	5,408	1,527	1,773	1,577	1,530	1,461	1,553

Tele2 - Full Year and Fourth Quarter 2017 17 (34)

EBIT

		2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Sweden
Mobile		2,827	2,485	698	735	686	708	639	736
Fixed broadband		–108	1	–40	–18	–24	–26	–3	13
Fixed telephony		101	94	25	25	29	22	20	19
Other operations		–34	69	–13	–6	–23	8	42	11
		2,786	2,649	670	736	668	712	698	779
Lithuania
Mobile		529	455	126	138	141	124	94	124
		529	455	126	138	141	124	94	124
Latvia
Mobile		285	185	76	87	68	54	51	59
		285	185	76	87	68	54	51	59
Estonia
Mobile		54	56	16	13	11	14	16	16
Fixed telephony		1	1	–	1	–	–	–	5
Other operations		7	6	2	2	2	1	5	2
		62	63	18	16	13	15	21	23
Kazakhstan
Mobile		138	–268	33	67	44	–6	–56	–63
		138	–268	33	67	44	–6	–56	–63
Croatia
Mobile	2	–24	27	–87	58	7	–2	2	28
		–24	27	–87	58	7	–2	2	28
Germany
Mobile		118	121	36	30	25	27	28	28
Fixed broadband		27	16	9	7	6	5	6	3
Fixed telephony		115	139	28	28	29	30	40	45
		260	276	73	65	60	62	74	76
Other
Mobile		–106	–65	–35	–22	–19	–30	–28	–14
Other operations		–109	–72	–57	11	–28	–35	–7	–9
		–215	–137	–92	–11	–47	–65	–35	–23
TOTAL
Mobile		3,821	2,996	863	1,106	963	889	746	914
Fixed broadband		–81	17	–31	–11	–18	–21	3	16
Fixed telephony		217	234	53	54	58	52	60	69
Other operations		–136	3	–68	7	–49	–26	40	4
		3,821	3,250	817	1,156	954	894	849	1,003

Items affecting comparability	3	–257	–722	–51	–35	–66	–105	–227	–71
TOTAL		3,564	2,528	766	1,121	888	789	622	932

Tele2 - Full Year and Fourth Quarter 2017 18 (34)

CAPEX

		2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Sweden
Mobile		456	665	169	106	119	62	203	193
Fixed broadband		159	78	54	31	42	32	38	17
Fixed telephony		12	12	6	2	3	1	3	4
Other operations		119	141	35	25	32	27	105	–4
		746	896	264	164	196	122	349	210
Lithuania
Mobile		114	228	37	25	23	29	25	23
		114	228	37	25	23	29	25	23
Latvia
Mobile		83	68	27	19	20	17	17	9
		83	68	27	19	20	17	17	9
Estonia
Mobile		83	71	27	22	20	14	14	20
		83	71	27	22	20	14	14	20
Kazakhstan
Mobile		501	514	148	56	168	129	195	134
		501	514	148	56	168	129	195	134
Croatia
Mobile		90	130	36	22	25	7	30	16
		90	130	36	22	25	7	30	16
Germany
Mobile		–	1		–	–	–	1	–1
Fixed broadband		–	2		–	–	–	–	1
		–	3		–	–	–	1	–
Other
Mobile		30	–	12	8	7	3	–	–
Other operations		289	409	111	61	54	63	132	95
		319	409	123	69	61	66	132	95
TOTAL
Mobile		1,357	1,677	456	258	382	261	485	394
Fixed broadband		159	80	54	31	42	32	38	18
Fixed telephony		12	12	6	2	3	1	3	4
Other operations		408	550	146	86	86	90	237	91
TOTAL	7	1,936	2,319	662	377	513	384	763	507

Tele2 - Full Year and Fourth Quarter 2017 19 (34)

Five-year summary

SEK million	Note	2017	2016	2015	2014	2013

CONTINUING OPERATIONS
Net sales		25,024	21,190	19,924	19,307	19,078
Numbers of customers (by thousands)		15,347	15,011	12,938	12,081	12,122
EBITDA		6,407	5,408	5,186	4,822	4,383
EBIT		3,564	2,528	2,846	3,164	1,742
EBT		2,934	2,517	2,432	3,177	1,192
Net profit		2,672	1,601	1,649	2,420	329

Key ratios
EBITDA margin, %		25.6	25.5	26.0	25.0	23.0
EBIT margin, %		14.2	11.9	14.3	16.4	9.1

Value per share (SEK)
Net profit	9	5.04	4.20	3.60	5.29	0.72
Net profit after dilution	9	5.03	4.20	3.58	5.26	0.71

TOTAL
Equity		16,914	18,196	17,901	22,682	21,591
Total assets		39,140	40,477	36,149	39,848	39,855
Cash flow from operating activities		5,732	5,017	3,529	4,578	5,813
Free cash flow	7	2,519	1,217	–486	432	572
Available liquidity		10,737	10,042	7,890	8,224	9,306
Net debt	5	10,474	10,628	9,878	8,135	7,328
Economic net debt	5	9,770	10,437	9,878	8,135	7,328
Net investments in intangible and tangible assets, CAPEX		2,964	3,831	4,240	3,976	5,534

Key ratios
Debt/equity ratio, multiple		0.62	0.58	0.55	0.36	0.34
Equity/assets ratio, %		43	45	50	57	54
ROCE, return on capital employed, %	9	5.3	–4.5	14.0	10.1	48.0
Average interest rate, %		2.3	2.7	4.1	4.7	5.2

Value per share (SEK)
Net profit/loss	9	0.85	–4.34	6.52	4.83	31.90
Net profit/loss after dilution	9	0.84	–4.34	6.48	4.80	31.69
Equity	9	33.85	40.86	39.07	49.55	47.20
Cash flow from operating activities	9	11.40	11.10	7.70	10.00	12.71
Dividend, ordinary		4.001)	5.23	5.35	4.85	4.40
Extraordinary dividend		–	–	–	10.00	–
Redemption		–	–	–	–	28.00
Market price at closing day		100.80	73.05	84.75	94.95	72.85

1) Proposed dividend
Tele2 - Full Year and Fourth Quarter 2017 20 (34)

Parent company

Income statement

SEK million	2017	2016

Net sales	59	28
Administrative expenses	–123	–105
Operating loss, EBIT	–64	–77

Dividend from group company	7,000	–
Exchange rate difference on financial items	–42	–131
Net interest expenses and other financial items	–246	–272
Profit/loss after financial items, EBT	6,648	–480

Appropriations, group contribution	348	774
Tax on profit/loss	1	–65
NET PROFIT	6,997	229

Balance sheet

SEK million	Note	Dec 31, 2017	Dec 31, 2016

ASSETS

NON-CURRENT ASSETS
Tangible assets		–	1
Financial assets		13,608	13,617
NON-CURRENT ASSETS		13,608	13,618

CURRENT ASSETS
Current receivables		13,065	8,521
Cash and cash equivalents		–	4
CURRENT ASSETS		13,065	8,525

ASSETS		26,673	22,143

EQUITY AND LIABILITIES

EQUITY
Restricted equity	9	5,619	5,619
Unrestricted equity	9	10,470	6,026
EQUITY		16,089	11,645

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	9,830	7,485
NON-CURRENT LIABILITIES		9,830	7,485

CURRENT LIABILITIES
Interest-bearing liabilities	5	656	2,850
Non-interest-bearing liabilities		98	163
CURRENT LIABILITIES		754	3,013

EQUITY AND LIABILITIES		26,673	22,143

Tele2 - Full Year and Fourth Quarter 2017 21 (34)

Notes

NOTE 1  ACCOUNTING PRINCIPLES AND DEFINITIONS
The full year report for the Group has been prepared in accordance with IAS 34 and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board.  Disclosures in accordance with IAS 34 Interim Financial Reporting are presented either in the Notes or elsewhere in the full year report.
In Q4 2017, a reclassification has been performed for acquisition costs (according to Note 2) from administrative expenses to other operating expenses.  Previous periods have been adjusted with retrospective effect.
In all other respects, Tele2 has presented this full year report in accordance with the accounting principles and calculation methods used in the 2016 Annual Report.  The description of these principles and definitions, including non-IFRS measures, is found in the 2016 Annual Report, pages 34–41 and 76–77.  There are no new IFRSs or amendments to IFRSs applicable as from January 1, 2017 that significantly affects Tele2’s financial reports 2017.

NOTE 2  OPERATING EXPENSES
EBITDA
Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers.  One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems.  Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2.  In Q4 2017, a provision for doubtful receivables was recorded affecting the EBITDA in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak.  The collection process is still ongoing with a number of different activities in process.  In Q3 2017, the item was reported as contingent liabilities.

Bridge from EBITDA to EBIT
SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
EBITDA	6,407	5,408	1,527	1,461

Impairment of goodwill	–	–344	–	–9
Sale of operations	–	–1	–	–
Acquisition costs	–20	–61	–19	–38
Integration costs	–159	–81	–23	–54
Challenger program	–78	–235	–9	–126
Total items affecting comparability	–257	–722	–51	–227

Depreciation/amortization and other impairment	–2,586	–2,158	–709	–611
Result from shares in joint ventures and associated companies	–	–	–1	–1
EBIT	3,564	2,528	766	622

Items affecting comparability in segment reporting
Definition of items affecting comparability (formerly one-off items) is stated in the 2016 Annual Report, page 76.

Impairment of goodwill
SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
Kazakhstan	–	–344	–	–9
Total impairment of goodwill	–	–344	–	–9
of which:
-cost of service provided	–	–344	–	–9

In Q4 2017, a goodwill impairment loss of SEK 1,194 million was recognized related to Netherlands and is reported as discontinued operation.  Please refer to Note 10 for additional information.
In Q1 2016, an impairment loss on goodwill of SEK 326 million was recognized referring to the cash generating unit Kazakhstan.  The impairment was due to the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses.  In addition, intense competitive pressure during Q1 eroded pricing power for all market participants.  This also resulted during Q1 2016, in a decrease in the value of the put option obligation to the former non-controlling interest in Tele2 Kazakhstan, which represents an 18 percent economic interest in the jointly owned company with Kazakhtelecom, with a positive effect in the income statement of SEK 413 million reported under financial items (Note 3).

Acquisition costs
SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
Com Hem, Sweden	–20	–	–20	–
TDC, Sweden	–	–35	1	–26
Altel, Kazakhstan	–	–24	–	–12
Other acquisitions	–	–2	–	–
Total acquisition costs	–20	–61	–19	–38
of which:
-other operating expenses	–20	–61	–19	–38

Integration costs
SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
TDC, Sweden	–144	–36	–24	–35
Altel, Kazakhstan	–15	–45	1	–19
Total integration costs	–159	–81	–23	–54
of which:
-cost of service provided	–40	–15	–	–11
-selling expenses	–23	–5	–	–2
-administrative expenses	–96	–61	–23	–41
of which:
-redundancy costs	–62	–28	–5	–21
-other employee and consultancy costs	–63	–36	–15	–19
-exit of contracts and other costs	–34	–17	–3	–14

Challenger program:  restructuring costs
At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group.  The program will strengthen the organization further and enable it to continue to challenge the industry.  The costs associated with the program are reported as items affecting comparability as defined by Tele2’s definition of EBITDA and in the income statement on the following line items.  The Challenger program ended on December 31, 2017.

SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
Costs of service provided	–7	–16	–2	–2
Selling expenses	–1	–8	–	–2
Administrative expenses	–70	–211	–7	–122
Total Challenger program costs	–78	–235	–9	–126
of which:
-redundancy costs	–31	–128	4	–95
-other employee and consultancy costs	–46	–97	–13	–24
-exit of contracts and other costs	–1	–10	–	–7

Tele2 - Full Year and Fourth Quarter 2017 22 (34)

NOTE 3  OTHER FINANCIAL ITEMS
Other financial items in the income statement consist of the following items.

SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
Change in fair value, earn out Kazakhstan	–332	–100	–40	–100
Change in fair value, put option Kazakhstan	–	413	–	–
Exchange rate differences	9	2	3	–11
EUR net investment hedge, interest component	–3	–5	–1	–1
Sale of Modern Holding Inc	–	–2	–	–
Other financial expenses	–12	–11	–3	–2
Total other financial items	–338	297	–41	–114

The previous put option obligation in Kazakhstan was in Q1 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan.  To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2017 and December 31, 2016 valued at SEK 432 (100) million and reported as a financial liability with fair value changes reported as financial items in the income statement.  The change in fair value on December 31, 2016 was due to an improved outlook, in light of the positive business development during 2016 as well as reaching a significant share of the integration milestones.  The change in 2017 is related to a continuation of the positive trend in the Kazakhstan operation that exceeds the original plan.  The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan.  A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

NOTE 4  TAXES
The difference between recorded tax expense for the Group and the tax expense based on tax rate in Sweden of 22 percent, consists of the below listed components.

	2017		2016
SEK million	Full year		Full year
Profit before tax	2,934		2,517

Tax expense/income
Theoretic tax according to tax rate in Sweden	–645	–22.0%	–554	–22.0%

Tax effect of
Impairment of goodwill, non-deductible	–	–	–69	–2.7%
Change in fair value, Kazakhstan:
-earn-out	–73	–2.5%	–22	–0.9%
-put option	–	–	91	3.6%
Valuation tax loss-carry forwards	559	19.0%	40	1.6%
Not valued tax loss-carry forwards	–4	–0.1%	–28	–1.1%
Adjustment due to changed tax rate	–	–	–140	–5.6%
Other	–99	–3.3%	–234	–9.3%
Tax expense and effective tax rate	–262	–8.9%	–916	–36.4%

In Q4 2017, taxes were positively affected by a reassessment of the previously not recognized deferred tax assets relating to loss carry forwards and temporary differences in Kazakhstan of SEK 478 million.
In Q1 and Q3 2017, taxes were positively affected by a valuation of deferred tax assets in Germany of SEK 19 (40) million and SEK 62 (-) million respectively.
In Q2 2017, the Administrative Court in Sweden rejected Tele2 Sweden’s claims for a deduction of interest expenses on intra-group loans related to the years 2013 and 2014 according to interest limitation rules introduced in 2013.  Tele2 has appealed the Administrative Court’s rulings.  The decision did not have any effect on Tele2’s results since the amount was already reserved.
In Q3 2016, net taxes were negatively impacted by SEK –140 million due to revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates.

NOTE 5  FINANCIAL ASSETS AND LIABILITIES
Net debt and economic net debt
SEK million	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Interest-bearing non-current
and current liabilities	12,309	12,431	10,991	9,190	9,430
Excluding equipment financing	–8	–70	–	–	–
Excluding provisions	–1,004	–1,399	–926	–807	–679
Cash & cash equivalents, current investments and restricted funds	–806	–279	–139	–189	–1,413
Derivatives	–17	–55	–48	–47	–10
Net debt for assets classified as held for sale	–	–	–	–12	–
Net debt	10,474	10,628	9,878	8,135	7,328
Excluding:
-liabilities to Kazakhtelecom	–26	–24	–	–	–
-loan guaranteed by Kazakhtelecom	–246	–67	–	–	–
-liability for earn-out obligation Kazakhstan	–432	–100	–	–	–
Economic net debt	9,770	10,437	9,878	8,135	7,328

The definition of net debt is the net of non-operating interest-bearing liabilities, cash and cash equivalents, current investments, restricted cash and derivatives.

Financing
	Interest-bearing liabilities
	Dec 31, 2017		Dec 31, 2016
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	–	8,534	2,153	6,237
Bonds NOK, Sweden	–	–	188	–
Commercial papers, Sweden	500	–	300	–
Financial institutions	39	1,473	305	1,266
	539	10,007	2,946	7,503
Provisions	73	931	147	1,252
Other liabilities	184	575	308	275
	796	11,513	3,401	9,030
Total interest-bearing liabilities		12,309		12,431

On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden.  Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility.  Please refer to Note 10.
At present, Tele2 has a credit facility with a syndicate of banks.  The facility has a tenor of five years with two one-year extension options.  In Q1 2017, the facility was extended with one year to 2022 and in Q1 2018 with additionally one year to 2023.  In Q2 2017, the credit facility was reduced by EUR 40 million.  The remaining facility amount after the reduction is EUR 760 million.  In 2016, Tele2 entered into a six-year loan agreement with European Investment Bank (EIB) amounting to EUR 125 million.  On December 31, 2017 both facilities were unutilized.
On April 28, 2017 Tele2 completed the issuance of a SEK 400 million bond in the Swedish bond market.  The bond has a final maturity of 6 years with a floating coupon rate of STIBOR 3m +1.45 percent.  The bond is issued under the Tele2 EMTN program and is listed on the Luxembourg exchange.
On February 24, 2017 Tele2 completed the issuance of a SEK 800 million bond in the Swedish bond market.  The bond has a final maturity of 6 years with a fixed rate coupon of 2 percent.  The bond is issued under the Tele2 EMTN program and is listed on the Luxembourg exchange.  The issuance was done in combination with a repurchase of SEK 400 million of the Tele2 bond maturing in May 2017.  In April 2017, Tele2 completed the issuance of a SEK 400 million increase of its February 2023 fixed rate bond.
In January 2017, Tele2 completed the issuance of a SEK 700 million increase (tap) of its March 2022 bond.  The bond has a floating coupon rate of STIBOR 3m +1.55 percent, is issued under the Tele2 EMTN program and listed on the Luxembourg exchange.

Tele2 - Full Year and Fourth Quarter 2017 23 (34)

At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom.  On December 31, 2017 and December 31, 2016 the reported debt amounted to SEK 26 (24) million and the nominal value to SEK 289 (319) million.

Transfer of right of payment of receivables
In Q1 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions.  The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow.  During 2017, the right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 1 327 (1,447) million, of which SEK 328 (342) million in Q4 2017.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents.  Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables.  Classification of financial assets and liabilities including their fair value is presented below.  During 2017, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.

	Dec 31, 2017
	Assets and liabilities at fair value through profit/loss	Loans and	Derivative instruments designated for hedge	Financial liabilities at amortized	Total reported
SEK million	(level 3)	receivables	accounting	cost	value	Fair value
Other financial assets	1	638	–	–	639	639
Accounts receivables	–	2,224	–	–	2,224	2,224
Other current receivables	–	2,856	17	–	2,873	2,873
Current investments	–	3	–	–	3	3
Cash and cash equivalents	–	802	–	–	802	802
Assets classified as held for sale	–	2,079	–	–	2,079	2,079
Total financial assets	1	8,602	17	–	8,620	8,620

Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,629
Other interest-bearing liabilities	456	–	156	147	759	790
Accounts payable	–	–	–	2,093	2,093	2,093
Other current liabilities	–	–	–	1,389	1,389	1,389
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	456	–	156	15,142	15,754	15,868

	Dec 31, 2016
	Assets and liabilities at fair value through profit/loss	Loans and	Derivative instruments designated for hedge	Financial liabilities at amortized	Total reported	Fair
SEK million	(level 3)	receivables	accounting	cost	value	value
Other financial assets	1	1,171	–	–	1,172	1,172
Accounts receivables	–	2,584	–	–	2,584	2,584
Other current receivables	–	3,717	55	–	3,772	3,772
Current investments	–	21	–	–	21	21
Cash and cash equivalents	–	257	–	–	257	257
Total financial assets	1	7,750	55	–	7,806	7,806

Liabilities to financial institutions and similar liabilities	–	–	–	10,449	10,449	10,343
Other interest-bearing liabilities	124	–	217	242	583	597
Accounts payable	–	–	–	3,462	3,462	3,462
Other current liabilities	–	–	–	1,037	1,037	1,037
Total financial liabilities	124	–	217	15,190	15,531	15,439

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	Dec 31, 2017		Dec 31, 2016
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	124	9	541
Changes in fair value:
-earn-out Kazakhstan	–	332	–	100
-put-option Kazakhstan	–	–	–	–413
Divestment of shares	–	–	–8	–
Payment of liability	–	–	–	–125
Other contingent considerations:
-paid	–	–8	–	–
-other changes	–	8	–	24
Exchange rate differences*	–	–	–	–3
As of the end of the period	1	456	1	124

* recognized in other comprehensive income

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things) of SEK 3 million.  The program is built on transferrable synthetic options, refer to Note 9 for further information.  The fair value of the liability is determined with support from an independent valuation institute.
In Q4 2016, a liability was reported for estimated deferred consideration to the former owner of TDC Sweden.  The estimated fair value of the deferred consideration amounted on December 31, 2016 to SEK 12 million.  The fair value was calculated based on expected future cash flows.  In Q2 2017, the deferred consideration was settled.
In Q3 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden.  The estimated fair value of the deferred consideration amounted on December 31, 2017 and December 31, 2016 to SEK 21 (12) million.  The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
In Q1 2016, an initial purchase price of SEK 125 million was paid to the former non-controlling shareholder Asianet in Tele2 Kazakhstan for its 49 percent stake.  According to the agreement between the parties Asianet has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom.  The estimated fair value of the deferred consideration amounted on December 31, 2017 and December 31, 2016 to SEK 432 (100) million.  The fair value was calculated based on expected future cash flows of the jointly owned company, please refer to Note 3.

Tele2 - Full Year and Fourth Quarter 2017 24 (34)

NOTE 6  RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations, for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.

SEK million	2017 Dec 31	2017 Sep 30	2017 Jun 30	2017 Mar 31	2016 Dec 31	2016 Sep 30
Cash and cash equivalents in joint operations	67	15	16	17	60	12

As part of the business combination in Q1 2016 of Tele2’s and Kazakhtelecom’s operations in Kazakhstan, Kazakhtelecom has 49 percent of the voting rights in the combined company.  Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other.  Business relations and pricing between the parties are based on commercial terms and conditions.  Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2017.  Other related parties are presented in Note 37 of the 2016 Annual Report.

NOTE 7  CAPEX
Bridge from CAPEX to paid CAPEX
SEK million	2017 Full year	2016 Full year	2017 Q4	2016 Q4
CAPEX, continued operations	–1,936	–2,319	–662	–763
CAPEX, discontinued operations	–1,028	–1,512	–354	–315
CAPEX, total operations	–2,964	–3,831	–1,016	–1,078
This year’s unpaid CAPEX and paid CAPEX from previous year	–261	6	172	132
Received payment of sold non-current assets	12	25	1	3
Paid CAPEX	–3,213	–3,800	–843	–943

Free cash flow
SEK million	2017	2016	2015	2014	2013
Cash flow from operating activities	5,732	5,017	3,529	4,578	5,813
CAPEX paid	–3,213	–3,800	–4,015	–4,146	–5,241
Free cash flow	2,519	1,217	–486	432	572

NOTE 8 CONTINGENT LIABILITIES AND ASSETS

SEK million	Dec 31, 2017	Dec 31, 2016
Asset dismantling obligation	149	151
KPN dispute, Netherlands	–	222
Total contingent liabilities*	149	373

* including discontinued operations

Contingent assets
In May 2016, the Stockholm District Court ordered Telia to pay damages to Tele2 concerning Telia’s abuse of its dominant position on wholesale ADSL-services.  The judgement was appealed by both parties and the Court of Appeal has on 21 December, 2017 passed its judgement in the case and thereby rejected Tele2´s damage claim and obliged Tele2 to cover Telia´s costs for trial (approximately SEK 24 million).  Tele2 has appealed the Court of Appeal’s judgement.  Due to the uncertainty in the final outcome Tele2 has not recognized any revenues or costs relating to the case.

Contingent liabilities
Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands.  Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.
Tele2 Netherlands is, in the ordinary course of its business, involved in several regulatory complaints and disputes pending with the appropriate governmental authorities.  In a specific case regarding the rental fees of copper lines, which Tele2 Netherlands uses as part of its fixed operations, the regulator (ACM) has determined that the rental fees are to be adjusted with retroactive effect from 2009.  On July 21, 2015 the Supreme Administrative Court (CBb) ruled that ACM had no powers to impose any deduction on the WPC IIA price caps from 2009 till now.  This resulted in an additional claim from KPN of EUR 14.5 million for the first 3 years (2009–2011), which were previously deducted by ACM in their ruling.  Together with the claim for the period 2012–July 2014 this has resulted in a total claim from KPN for the time period 2009-July 2014 amounting to EUR 23.2 million (SEK 229 million) excluding interest, which is subject to pending appeals and court cases expected to go on for several years.  On April 12, 2017 the Rotterdam Civil Court passed a ruling in which the court in principle ruled in favor of KPN.  Although the ruling will be appealed by Tele2 and that ACM is in a position to reduce KPN’s potential claims based on regulatory grounds, Tele2 reported a provision of EUR 7.8 million (SEK 75 million) in Q2 2017, including interest of EUR 1.1 million (SEK 11 million).  Tele2 will continue to challenge the aforementioned case as it is of the opinion that there is no legal basis for charging the adjusted rental fees with retroactive effect.
In Q4 2017, a provision was recorded affecting the EBITDA in Croatia negatively by SEK 89 million related to factoring dispute that previously was reported as contingent liabilities.  For additional information please refer to Note 2.
Additional information about contractual commitments is provided in Note 29 in the 2016 Annual Report.

NOTE 9  EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Dec 31, 2017	Dec 31, 2016
Number of shares
Outstanding	502,755,553	502,350,065
In own custody	4,144,459	4,549,947
Weighted average	502,614,759	452,146,472
After dilution	505,931,001	505,041,442
Weighted average, after dilution	505,637,139	454,887,620

As a result of share rights in the LTI 2014 being exercised during Q2 2017, Tele2 delivered 405,488 B-shares in own custody to the participants in the program.
In Q1 2017, Tele2 released SEK 7 million of the 2016-year accrual for new share issue costs.
Changes of number of shares during previous year are stated in Note 24 in the 2016 Annual Report.

Outstanding share rights
	Dec 31, 2017	Dec 31, 2016
Number of outstanding share rights
LTI 2017–2020	1,373,574	-
LTI 2016–2019	1,065,265	1,195,370
LTI 2015–2018	736,609	837,616
LTI 2014–2017	-	668,560
of which will be settled in cash	-	10,169
Total outstanding share rights	3,175,448	2,701,546

All outstanding long-term incentive programs (LTI 2015, LTI 2016 and LTI 2017) are based on the same structure and additional information regarding the objective, conditions and requirements related to the LTI programs 2015 and 2016 is stated in Note 33 of the 2016 Annual Report.  During 2017, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 45 (–1) million.  The lower cost in 2016 was an effect of the negative impact that the impairment in Tele2 Netherlands had on the vesting conditions in the LTI programs.

Tele2 - Full Year and Fourth Quarter 2017 25 (34)

LTI 2017
At the Annual General Meeting held on May 9, 2017, the shareholders approved a retention and performance-based incentive program (LTI 2017) for senior executives and other key employees in the Tele2 Group.  The program has the same structure as last year’s incentive program.  The measurement period for retention and performance-based conditions for LTI 2017 is from April 1, 2017 until March 31, 2020.
Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period.  These costs were initially expected to amount to SEK 86 million, of which social security costs amount to SEK 22 million.
To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed issue of a maximum of 450,000 Class C shares and subsequently to repurchase the Class C shares.  The Board of Directors has not yet used its mandate.

LTI 2014
The exercise of the share rights in LTI 2014 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2014 until March 31, 2017.  The outcome of these performance conditions was in accordance with below and the outstanding share rights of 405,488 have been exchanged for shares in Tele2 and 5,199 share rights have been exchanged for cash during Q2 2017.  The weighted average share price for share rights for the LTI 2014 at date of exercise amounted to SEK 90.32 during 2017.

	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	42.6%	100%
Series B	Average normalised Return on Capital Employed (ROCE)	9%	12%	7.2%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	36.4%	100%

Outstanding synthetic options
At the Annual General Meeting held on May 9, 2017, the shareholders approved a long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things).  The program is built on transferrable synthetic options.
The settlement of the program is cash-based and conditional upon a liquidity event comprising at least 20 percent of the subsidiary Tele2 IoT AB with a realized value that is at least 150 percent of the value at the start date of the program.  The possible exercise period is from July 1, 2017 to July 1, 2023.
In Q3 2017, 15 employees were offered to purchase synthetic options.  The participants paid the market price of in total SEK 3 million for the synthetic options.  Thereafter, Tele2 has granted the participants a subsidy in the form of a cash compensation of 50 percent of the option premium.  Tele2 has, according to certain conditions, the right to reclaim the subsidy during the first three years of the program if for example a participant in the program would leave Tele2.
The part of the program which has been subsidized by Tele2 will be recognized over the three-year vesting period with changes in fair value recognized in the income statement as operating expenses.  The part not subsidized by Tele2 has been recognized as a liability and changes in fair value is recognized in full over the income statement as operating expenses.
The actual cost for Tele2 is based on any change in the fair value of the IoT business.  The fair value of the liability is determined by an independent valuation institute, applying a standard valuation model (Black-Scholes).  The maximum value is limited to 10 percent of 7.5 times the initial value of the IoT business at the grant date.
During 2017 the total cost of the program amounted to SEK 6 million.

Dividend
Tele2’s Board of Directors propose a dividend of SEK 4.00 per share in respect of the financial year 2017 at the Annual General Meeting in May 2018.  This corresponds to a total of SEK 2,011 million.
In Q2 2017, Tele2 paid to its shareholders a dividend for 2016 of SEK 5.23 (5.35) per share.  The dividend paid in 2017 corresponded to a total of SEK 2,629 (2,389) million.

Transactions with non-controlling interests
The transaction with Kazakhtelecom, which is described in Note 24 of the 2016 Annual Report, resulted in Q1 2016, in a positive effect in equity attributable to the equity holders of the parent company of SEK 1,143 million.  The positive effect mainly refers to Kazakhtelecom’s contribution of Altel to Tele2 in exchange for Kazakhtelecom becoming partly owner of Tele2 Kazakhstan.  As part of setting up the new structure in Kazakhstan, an initial purchase price of SEK 125 million was paid during Q1 2016 to the former non-controlling shareholder Asianet in Tele2 Kazakhstan for its 49 percent stake.

ROCE, return on capital employed
SEK million	2017 Full year	2016 Full year	2015 Full year	2014 Full year	2013 Full year
EBIT, total operation	1,500	–1,319	4,149	3,102	16,339
Financial income, total operation	47	18	9	26	55
Annualized return	1,547	–1,301	4,158	3,128	16,394
in relation to
Total assets	29,089	40,477	36,149	36,015	39,407
Non-interest bearing liabilities	–8,034	–9,850	–7,257	–7,227	–8,781
Provisions for asset dismantling	–795	–1,160	–771	–634	–488
Capital employed for assets classified as held for sale	8,246	–	–	3,098	395
Capital employed, closing balance	28,506	29,467	28,121	31,252	30,533
Capital employed, average	28,987	28,794	29,687	30,893	34,132
ROCE, %	5.3	–4.5	14.0	10.1	48.0

NOTE 10 BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions and divestments of shares and participations affecting cash flow were as follows:

SEK million	2017 Full year	2016 Full year
Acquisitions
Mobile payment, Lithuania	–7	–
TDC, Sweden	–8	–2,910
Altel, Kazakhstan	–	42
Kombridge, Sweden	–	–9
Capital contribution to joint ventures	–	–1
Total acquisition of shares and participations	–15	–2,878

Divestments
Tele2 Austria	676	–
Other divestments	–	2
Total sale of shares and participations	676	2

TOTAL CASH FLOW EFFECT	661	–2,876

Tele2 - Full Year and Fourth Quarter 2017 26 (34)

ACQUISITIONS
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider.  The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem.  Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger.  Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion.  The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities.  The merger is expected to be completed during second half of 2018.
Additional information about acquisitions made in 2016 is provided in Note 15 in the 2016 Annual Report.

DISCONTINUED OPERATIONS
Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands.  Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing.  The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.
The establishment of the combined company is subject to regulatory approval by the relevant competition authorities.  The transaction is therefore expected to close in the second half of 2018.  As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.
In Q4 2017, the EBITDA for fixed broadband in Netherlands was positively affected by SEK 97 million, as well as interest income of SEK 23 million reported as financial items, related to a finally resolved dispute with KPN concerning retroactive fees for collocation of broadband equipment.
In Q4 2017, the profit/loss on disposal of operation in Netherlands was negatively affected by SEK 71 million related to sales costs.
In Q4 2017, a goodwill impairment loss of SEK 1,194 million was recognized (as cost of service provided) related to the cash generating unit Netherlands.  The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations, a merger which was announced in December 2017.  In the latest assessment of the standalone plan, the investments needed to reach a sustainable operation were deemed to be more challenging than previously expected.  This was not fully balanced by the incremental value created by the announced merger with T-Mobile.
In Q3 2016, an impairment loss on goodwill of SEK 2,456 million was recognized in cost of service provided referring to the cash generating unit Netherlands.  The impairment loss was based on the estimated value in use of SEK 9.0 billion by using a pre-tax discount rate (WACC) of 13 percent.  The impairment was recognized as a result of reassessment of future cash flow generation in Netherlands.

Tele2 Austria
On October 10, 2017 the Austrian competition authority announced that they have approved Tele2’s divestment of its Austrian operations to Hutchison Drei Austria GmbH (Three Austria) announced in July 2017.  The divestment was closed on October 31, 2017.  The Austrian operation was sold for SEK 867 million and resulted in a capital gain of SEK 316 million, including costs for central support system for the Austrian operation and other transaction costs.  In addition, the capital gain was affected negatively with SEK 530 million related to reversal of exchange rate differences previously reported in other comprehensive income, which was reversed over the income statement but with no effect on total equity or cash flow.  In addition to the purchase price, there is a possibility to receive an earn-out of EUR 10 million (SEK 98 million), that will be paid over 24 months depending on the development of the business.  The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Other discontinued operations
In Q3 2017, discontinued operations were positively affected by SEK 38 million related to a resolved provision for a VAT dispute related to the previously sold operations in Italy.
Discontinued operations also refer to provisions for Russian tax disputes related to the previously sold operations in Russia, with a negative effect on net profit/loss in 2017 of SEK –17 (–100) million.
The Dutch, Austrian, Russian and Italian operations reported as discontinued operations are stated below.

Net assets at the time of divestment
Assets, liabilities and contingent liabilities included in the divested operation in Austria is stated below.

SEK million	Austria
Goodwill	9
Other intangible assets	48
Tangible assets	162
Deferred tax assets	251
Current receivables	159
Cash and cash equivalents	202
Non-current provisions	–31
Non-current interest-bearing liabilities	–13
Current interest-bearing liabilities	–8
Current non-interest-bearing liabilities	–262
Divested net assets	517

Capital gain, excluding sales costs	350
Sales price	867

Price adjustments, non-cash	11
Less: cash in divested operations	–202
TOTAL CASH FLOW EFFECT	676

Balance sheet
Assets held for sale refer to the Dutch operation.

SEK million	2017 Dec 31

ASSETS
NON-CURRENT ASSETS
Goodwill	1,108
Other intangible assets	1,271
Intangible assets	2,379
Tangible assets	5,027
Financial assets	540
Deferred tax assets	105
NON-CURRENT ASSETS	8,051

CURRENT ASSETS
Inventories	130
Current receivables	1,870
CURRENT ASSETS	2,000

ASSETS CLASSIFIED AS HELD FOR SALE	10,051

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	251
NON-CURRENT LIABILITIES	251

CURRENT LIABILITIES
Non-interest-bearing liabilities	1,632
CURRENT LIABILITIES	1,632
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	1,883

Tele2 - Full Year and Fourth Quarter 2017 27 (34)

Income statement

	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Net sales	6,888	7,102	1,580	1,675	1,774	1,859	1,877	1,765
Impairment of goodwill	–1,194	–2,481	–1,194	–	–	–	–25	–2,456
Cost of services provided	–4,900	–5,477	–1,089	–1,190	–1,335	–1,286	–1,434	–1,318
Gross profit/loss	794	–856	–703	485	439	573	418	–2,009
Selling expenses	–1,791	–1,988	–437	–425	–474	–455	–535	–475
Administrative expenses	–802	–897	–191	–204	–198	–209	–253	–259
Other operating income	3	2	1	–	2	–	–	1
Other operating expenses	–4	–8	–1	–1	–1	–1	–6	–1
EBIT	–1,800	–3,747	–1,331	–145	–232	–92	–376	–2,743
Interest income/costs	8	–4	22	–1	–13	–	–1	–1
EBT	–1,792	–3,751	–1,309	–146	–245	–92	–377	–2,744
Income tax from the operation	–29	–14	–7	–9	–6	–7	–4	–2
NET LOSS FROM THE OPERATION	–1,821	–3,765	–1,316	–155	–251	–99	–381	–2,746

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–264	–100	–285	39	–	–18	–7	–93
–of which Netherlands	–71	–	–71	–	–	–	–	–
–of which Austria	–214	–	–214	–	–	–	–	–
–of which Russia, sold 2013	–17	–100	–	1	–	–18	–7	–93
–of which Italy, sold 2007	38	–	–	38	–	–	–	–
NET LOSS	–2,085	–3,865	–1,601	–116	–251	–117	–388	–2,839

Earnings per share (SEK)	–4.19	–8.54	–3.23	–0.22	–0.51	–0.23	–0.95	–6.19
Earnings per share, after dilution (SEK)	–4.19	–8.54	–3.23	–0.22	–0.51	–0.23	–0.95	–6.19

Cash flow statement

	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

OPERATING ACTIVITIES
Operating loss	–2,064	–3,847	–1,616	–106	–232	–110	–383	–2,836
Adjustments for non-cash items in operating loss	2,509	3,689	1,689	237	283	300	356	2,822
Financial items paid	–14	–1	–	–	–13	–1	–1	1
Taxes paid	7	–10	7	–	–	–	–8	–
Cash flow from operations before changes in working capital	438	–169	80	131	38	189	–36	–13
Changes in working capital	–110	–434	–188	142	76	–140	–39	–26
CASH FLOW FROM OPERATING ACTIVITIES	328	–603	–108	273	114	49	–75	–39

INVESTING ACTIVITIES
CAPEX paid	–957	–1,663	–197	–219	–266	–275	–309	–392
Free cash flow	–629	–2,266	–305	54	–152	–226	–384	–431
Sale of shares1)	676	–2	676	–	–	–	–	–1
Other financial assets	20	12	–	–	4	16	–	12
Cash flow from investing activities	–261	–1,653	479	–219	–262	–259	–309	–381
CASH FLOW AFTER INVESTING ACTIVITIES	67	–2,256	371	54	–148	–210	–384	–420

FINANCING ACTIVITIES
Changes of loans, net	–12	–13	–2	–3	–4	–3	–4	–3
Cash flow from financing activities	–12	–13	–2	–3	–4	–3	–4	–3
NET CHANGE IN CASH AND CASH EQUIVALENTS	55	–2,269	369	51	–152	–213	–388	–423

1) refer to the Austrian operation divested in 2017 and the Russian operation divested in 2013

Tele2 - Full Year and Fourth Quarter 2017 28 (34)

Additional information
The Austrian and Dutch operations reported as discontinued operations are stated below.

	Numbers of customers		Net intake
	2017	2016	2017	2017	2017	2017	2016	2016
Thousands	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Mobile	1,213	1,046	43	57	51	16	55	59
Fixed broadband	329	350	–3	–6	–7	–5	–1	4
Fixed telephony	33	42	–2	–3	–2	–2	–3	–3
Netherlands	1,575	1,438	38	48	42	9	51	60

Mobile	–	6	1	1	–	2	–	1
Fixed broadband	–	94	–1	–1	–2	–2	–2	–2
Fixed telephony	–	117	–1	–4	–2	–4	–3	–2
Austria	–	217	–1	–4	–4	–4	–5	–3

Mobile	1,213	1,052	44	58	51	18	55	60
Fixed broadband	329	444	–4	–7	–9	–7	–3	2
Fixed telephony	33	159	–3	–7	–4	–6	–6	–5
Other operations	–	–	–	–	–	–	–	–
Numbers of customers and net intake	1,575	1,655	37	44	38	5	46	57
Divested companies			–204	–	–	–	–	–
–of which Austria			–204	–	–	–	–	–
Numbers of customers and net intake	1,575	1,655	–167	44	38	5	46	57

	Net sales
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Mobile	3,212	2,979	835	726	784	867	829	738
Fixed broadband	2,053	2,184	500	495	527	531	554	545
Fixed telephony	196	262	34	50	55	57	63	64
Other operations	503	540	121	126	128	128	140	133
Netherlands	5,964	5,965	1,490	1,397	1,494	1,583	1,586	1,480

Mobile	16	8	2	5	5	4	4	3
Fixed broadband	605	763	64	175	182	184	195	189
Fixed telephony	104	128	9	37	28	30	33	30
Other operations	230	251	21	70	73	66	63	66
Austria	955	1,150	96	287	288	284	295	288

Mobile	3,228	2,987	837	731	789	871	833	741
Fixed broadband	2,658	2,947	564	670	709	715	749	734
Fixed telephony	300	390	43	87	83	87	96	94
Other operations	733	791	142	196	201	194	203	199
	6,919	7,115	1,586	1,684	1,782	1,867	1,881	1,768

Internal sales, elimination	–31	–13	–6	–9	–8	–8	–4	–3
–of which Netherlands, mobile	–22	–	–5	–6	–5	–6	–	–
–of which Netherlands, other operations	–1	–11	–	–1	–	–	–3	–2
–of which Austria, mobile	–8	–2	–1	–2	–3	–2	–1	–1
Net sales	6,888	7,102	1,580	1,675	1,774	1,859	1,877	1,765

In Q1 2017, net sales in Netherlands was positively affected by a SEK 53 million revaluation of handset receivables.

	Mobile external net sales split
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
End-user service revenue	2,061	1,515	570	531	509	451	438	419
Operator revenue	178	193	30	32	61	55	52	53
Equipment revenue	951	1,271	230	157	209	355	339	266
Netherlands	3,190	2,979	830	720	779	861	829	738

End-user service revenue	7	4	1	3	1	2	2	1
Operator revenue	1	1	–	1	–	–	1	–
Equipment revenue	–	1	–	–1	1	–	–	1
Austria	8	6	1	3	2	2	3	2

End-user service revenue	2,068	1,519	571	534	510	453	440	420
Operator revenue	179	194	30	33	61	55	53	53
Equipment revenue	951	1,272	230	156	210	355	339	267
Mobile external net sales	3,198	2,985	831	723	781	863	832	740

Tele2 - Full Year and Fourth Quarter 2017 29 (34)

	EBITDA
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Mobile	–243	–930	–51	–51	–93	–48	–231	–179
Fixed broadband	453	439	191	89	45	128	127	98
Fixed telephony	11	47	–8	4	7	8	10	8
Other operations	229	272	48	59	59	63	71	71
Netherlands	450	–172	180	101	18	151	–23	–2

Mobile	–37	–67	–5	–14	–7	–11	–18	–14
Fixed broadband	156	177	18	44	45	49	51	42
Fixed telephony	59	65	5	24	14	16	17	16
Other operations	6	10	3	5	–3	1	2	1
Austria	184	185	21	59	49	55	52	45

Other operations	–73	–87	–16	–31	–13	–13	–31	–34
–of which Netherlands	–64	–73	–15	–26	–12	–11	–27	–28
–of which Austria	–9	–14	–1	–5	–1	–2	–4	–6
Other	–73	–87	–16	–31	–13	–13	–31	–34

Mobile	–280	–997	–56	–65	–100	–59	–249	–193
Fixed broadband	609	616	209	133	90	177	178	140
Fixed telephony	70	112	–3	28	21	24	27	24
Other operations	162	195	35	33	43	51	42	38
EBITDA	561	–74	185	129	54	193	–2	9

In Q2 2017, the EBITDA for fixed broadband in Netherlands was negatively affected by SEK 64 million related to the provision for the ongoing dispute with KPN concerning retroactive price adjustment for rented copper lines.  The case has previously been reported as a contingent liability, please refer to note 8 for additional information.
In Q1 2017, the EBITDA in Netherlands was positively affected in total by SEK 95 million of which mobile by SEK 77 million, as a result mainly of the revaluation of handset receivables as stated above and fixed broadband by SEK 18 million as a result of a settlement of a dispute.
In Q4 2016, a provision for a dispute was recorded in Netherlands affecting the EBITDA for mobile negatively by SEK 36 million.

	EBIT
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Mobile	–696	–1,335	–208	–148	–194	–146	–368	–273
Fixed broadband	–137	–95	39	–53	–105	–18	–14	–42
Fixed telephony	–9	29	–13	–1	2	3	5	4
Other operations	157	207	31	40	42	44	54	54
	–685	–1,194	–151	–162	–255	–117	–323	–257
Impairment of goodwill	–1,194	–2,481	–1,194	–	–	–	–25	–2,456
Challenger program	–	–77	5	–	–1	–4	–19	–23
Netherlands	–1,879	–3,752	–1,340	–162	–256	–121	–367	–2,736

Mobile	–47	–79	–5	–18	–10	–14	–22	–16
Fixed broadband	103	88	11	30	29	33	29	19
Fixed telephony	51	52	4	22	12	13	14	13
Other operations	–4	–5	2	2	–6	–2	–1	–3
	103	56	12	36	25	30	20	13
Challenger program	–1	–10	–	–	–1	–	–9	–
Austria	102	46	12	36	24	30	11	13

Other operations	–23	–41	–3	–19	–	–1	–20	–20
–of which Netherlands	–20	–34	–3	–16	–	–1	–17	–16
–of which Austria	–3	–7	–	–3	–	–	–3	–4
Other	–23	–41	–3	–19	–	–1	–20	–20

Mobile	–743	–1,414	–213	–166	–204	–160	–390	–289
Fixed broadband	–34	–7	50	–23	–76	15	15	–23
Fixed telephony	42	81	–9	21	14	16	19	17
Other operations	130	161	30	23	36	41	33	31
	–605	–1,179	–142	–145	–230	–88	–323	–264
Impairment of goodwill	–1,194	–2,481	–1,194	–	–	–	–25	–2,456
Challenger program	–1	–87	5	–	–2	–4	–28	–23
EBIT from the operation	–1,800	–3,747	–1,331	–145	–232	–92	–376	–2,743

Tele2 - Full Year and Fourth Quarter 2017 30 (34)

	Bridge from EBITDA to EBIT
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
EBITDA	561	–74	185	129	54	193	–2	9

Impairment of goodwill	–1,194	–2,481	–1,194	–	–	–	–25	–2,456
Challenger program	–1	–87	5	–	–2	–4	–28	–23
Total items affecting comparability	–1,195	–2,568	–1,189	–	–2	–4	–53	–2,479

Depreciation/amortization and other impairment	–1,166	–1,105	–327	–274	–284	–281	–321	–273
–of which Netherlands	–1,091	–983	–319	–253	–261	–258	–290	–243
–of which Austria	–75	–122	–8	–21	–23	–23	–31	–30
EBIT from the operation	–1,800	–3,747	–1,331	–145	–232	–92	–376	–2,743

	CAPEX
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
Mobile	679	865	244	107	170	158	209	182
Fixed broadband	195	501	68	32	48	47	64	65
Fixed telephony	58	13	21	10	15	12	3	2
Other operations	63	62	23	10	16	14	13	10
Netherlands	995	1,441	356	159	249	231	289	259

Mobile	2	7	–1	1	2	–	1	1
Fixed broadband	34	48	2	14	9	9	16	11
Fixed telephony	4	4	–	2	1	1	1	1
Other operations	6	6	–	2	2	2	2	–
Austria	46	65	1	19	14	12	20	13

Other operations	–13	6	–3	–4	–6	–	6	–
–of which Netherlands	–13	–	–4	–4	–5	–	–	–
–of which Austria	–	6	1	–	–1	–	6	–
Other	–13	6	–3	–4	–6	–	6	–

Mobile	681	872	243	108	172	158	210	183
Fixed broadband	229	549	70	46	57	56	80	76
Fixed telephony	62	17	21	12	16	13	4	3
Other operations	56	74	20	8	12	16	21	10
CAPEX	1,028	1,512	354	174	257	243	315	272

	Bridge from CAPEX to paid CAPEX
	2017	2016	2017	2017	2017	2017	2016	2016
SEK million	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3
CAPEX	–1,028	–1,512	–354	–174	–257	–243	–315	–272

This year unpaid CAPEX and paid CAPEX from previous year	67	–151	153	–45	–9	–32	6	–120
–of which Netherlands	64	–129	154	–45	–13	–32	6	–113
–of which Austria	3	–22	–1	–	4	–	–	–7

Received payment of sold non-current assets	4	–	4	–	–	–	–	–
–of which Austria	4	–	4	–	–	–	–	–
Paid CAPEX	–957	–1,663	–197	–219	–266	–275	–309	–392

Tele2 - Full Year and Fourth Quarter 2017 31 (34)

NOTE 11 CHANGED ACCOUNTING PRINCIPLES FROM 2018

IFRS 15 Revenues from contracts with customers
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with retrospective application for 2017.
The model that Tele2 has applied up until 2017, concerning revenue recognition of bundled offers related to the allocation between equipment and services, has mainly been in line with IFRS 15 and has only somewhat been adjusted to completely fulfil the requirements in the new standard.  The changes are mainly:
■	for certain sales of equipment through dealers, Tele2 is agent and the revenue is reported net of the cost for the equipment. This results in somewhat decreased net sales but no effect on EBITDA.
■
expenses directly associated with the signing of customer contracts including retailer sales commissions and sales bonuses are capitalized and amortized over the contract length if they are recoverable.  Up until 2017, these initial expenses were recognized as cost in the period in which they occurred.

■	somewhat changed allocation of revenues between equipment and services resulting in revenue recognition taking place at another point in time (earlier or later) according to the new standard.
Expected effects from the change of accounting principle according to IFRS 15 are stated below.

IFRS 9 Financial instruments; recognition and measurement
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9.  Tele2 has chosen to apply the reliefs in the standard and not restate prior periods.
For Tele2, the new standard implies new basis for the classification and measurement of financial instruments, a forward-looking impairment model for financial assets and greater flexibility for hedge accounting.
Expected effects from the changes of accounting principles according to IFRS 9 and IFRS 15 are stated below.

Income statement

	2017	2017	2017	2017	2017	2017	2017
	Full year	Full year	Full year	Q4	Q3	Q2	Q1
		Change		Change	Change	Change	Change
SEK million	Restated	IFRS 15	Reported	IFRS 15	IFRS 15	IFRS 15	IFRS 15

CONTINUING OPERATIONS
Net sales	24,784	–240	25,024	–67	–41	–61	–71
Cost of services provided	–14,624	262	–14,886	71	58	62	71
Gross profit	10,160	22	10,138	4	17	1	–
Selling expenses	–4,231	–	–4,231	8	–6	5	–7
Administrative expenses	–2,394	–	–2,394	–	–	–	–
Other operating income	134	–	134	–	–	–	–
Other operating expenses	–83	–	–83	–	–	–	–
EBIT	3,586	22	3,564	12	11	6	–7
Interest income/expenses	–292	–	–292	–	–	–	–
Other financial items	–338	–	–338	–	–	–	–
EBT	2,956	22	2,934	12	11	6	–7
Income tax	–261	1	–262	–1	–	–	2
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	2,695	23	2,672	11	11	6	–5

DISCONTINUED OPERATIONS
Net loss from discontinued operations	–2,137	–52	–2,085	–41	–8	–1	–2
NET PROFIT/LOSS	558	–29	587	–30	3	5	–7

ATTRIBUTABLE TO
Equity holders of the parent company	396	–29	425	–30	3	5	–7
Non-controlling interests	162	–	162	–	–	–	–
NET PROFIT/LOSS	558	–29	587	–30	3	5	–7

Earnings per share (SEK)	0.79	–0.06	0.85	–0.06	–	0.02	–0.02
Earnings per share, after dilution (SEK)	0.78	–0.06	0.84	–0.06	–	0.02	–0.02

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	2,533	23	2,510	11	11	6	–5
Non-controlling interests	162	–	162	–	–	–	–
NET PROFIT/LOSS	2,695	23	2,672	11	11	6	–5

Earnings per share (SEK)	5.09	0.05	5.04	0.03	0.02	0.01	–0.01
Earnings per share, after dilution (SEK)	5.08	0.05	5.03	0.03	0.02	0.01	–0.01

Tele2 - Full Year and Fourth Quarter 2017 32 (34)

Balance sheet

	2018	2018	2017	2017	2017	2017	2017	2016
	Jan 1	Jan 1	Dec 31	Dec 31	Dec 31	Jan 1	Jan 1	Dec 31
		Change		Change			Change
SEK million	Restated	IFRS 9	Restated	IFRS 15	Reported	Restated	IFRS 15	Reported

ASSETS

NON-CURRENT ASSETS
Goodwill	5,517	–	5,517	–	5,517	7,729	–	7,729
Other intangible assets	4,106	–	4,106	–	4,106	5,821	–	5,821
Intangible assets	9,623	–	9,623	–	9,623	13,550	–	13,550
Tangible assets	8,577		8,577	–	8,577	14,376	–	14,376
Contract assets	642	–7	649	20	629	879	31	848
Contract costs	164	–	164	164	–	238	238	–
Other financial assets	145	–	145	–	145	476	–	476
Financial assets	951	–7	958	184	774	1,593	269	1,324
Deferred tax assets	1,688		1,688	–34	1,722	1,659	–43	1,702
NON-CURRENT ASSETS	20,839	–7	20,846	150	20,696	31,178	226	30,952

CURRENT ASSETS
Inventories	687	–	687	–	687	655	–	655
Contract assets	1,759	–21	1,780	31	1,749	2,945	54	2,891
Contract costs	216	–	216	216	–	379	379	–
Other current receivables	3,430	45	3,385	–	3,385	3,508	–	3,508
Prepaid expenses and accrued income	1,763	–	1,763	–4	1,767	2,176	–17	2,193
Current receivables	7,168	24	7,144	243	6,901	9,008	416	8,592
Current investments	3	–	3	–	3	21	–	21
Cash and cash equivalents	802	–	802	–	802	257	–	257
CURRENT ASSETS	8,660	24	8,636	243	8,393	9,941	416	9,525
ASSETS CLASSIFIED AS HELD FOR SALE	10,243	–47	10,290	239	10,051	–	–	–

ASSETS	39,742	–30	39,772	632	39,140	41,119	642	40,477

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	17,404	–30	17,434	421	17,013	18,916	442	18,474
Non-controlling interests	–99	–	–99	–	–99	–278	–	–278
EQUITY	17,305	–30	17,335	421	16,914	18,638	442	18,196

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,513	–	11,513	–	11,513	9,030	–	9,030
Deferred tax liability	1,215	–	1,215	15	1,200	1,081	15	1,066
NON-CURRENT LIABILITIES	12,728	–	12,728	15	12,713	10,111	15	10,096

CURRENT LIABILITIES
Interest-bearing liabilities	796	–	796	–	796	3,401	–	3,401
Other current liabilities	3,620	–	3,620	–	3,620	4,585	–23	4,608
Accrued expenses and deferred income	3,285	–	3,285	71	3,214	4,384	208	4,176
Non-interest-bearing liabilities	6,905	–	6,905	71	6,834	8,969	185	8,784
CURRENT LIABILITIES	7,701	–	7,701	71	7,630	12,370	185	12,185
LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,008	–	2,008	125	1,883	–	–	–

EQUITY AND LIABILITIES	39,742	–30	39,772	632	39,140	41,119	642	40,477

Tele2 - Full Year and Fourth Quarter 2017 33 (34)

IMPORTANT INFORMATION

The information included in this report is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem.  Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction.  Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction.  This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE.  THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION.  When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov.  Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority.  You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this report may contain forward-looking statements.  By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company.  Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements.  Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct.  You should not place undue reliance on forward-looking statements.  They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward- looking statements.  Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company.  Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation.  Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this report, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.